NO ACT

PE 12-22-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE




10010635

February 5, 2010

Benjamin E. Lumicao
Counsel
Securities and Corporate Governance
The Allstate Corporation
2775 Sanders Road, Suite A3
Northbrook, IL 60062


Received SEC
FEB 05 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-05-2010

Re: The Allstate Corporation
Incoming letter dated December 22, 2009

Dear Mr. Lumicao:

This is in response to your letter dated December 22, 2009 concerning the shareholder proposal submitted to Allstate by the Franciscan Sisters of Perpetual Adoration. We also have received a letter on the proponent's behalf dated January 19, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures:

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

February 5, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Allstate Corporation
Incoming letter dated December 22, 2009

The proposal requests that the compensation committee initiate a review of Allstate's executive compensation policies and make available a report of that review.

We are unable to concur in your view that Allstate may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that although the proposal relates to employee compensation and benefits, it focuses on the significant policy issue of senior executive compensation. Accordingly, we do not believe that Allstate may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Allstate may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Allstate may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Alexandra M. Ledbetter
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: *** FISMA & OMB Memorandum M-07-16 ***

January 19, 2010

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Gregory S. Belliston, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to The Allstate Corporation

Dear Sir/Madam:

I have been asked by the Franciscan Sisters of Perpetual Adoration (hereinafter referred to as the "Proponent"), which is a beneficial owner of shares of common stock of The Allstate Corporation (hereinafter referred to either as "Allstate" or the "Company"), and which has submitted a shareholder proposal to Allstate, to respond to the letter dated December 22, 2009, sent to the Securities & Exchange Commission by the Company, in which Allstate contends that the Proponent's shareholder proposal may be excluded from the Company's year 2010 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(3).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Allstate's year 2010 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponent's shareholder proposal requests the Compensation Committee of Allstate's Board to "initiate a review of our company's executive compensation policies" with a view toward examining those policies under the lens of "pay disparity" (i.e. the differences between the pay (and benefits) that the top executives receive and those received by the regular workforce).

BACKGROUND

It is difficult to imagine a more controversial corporate issue than executive compensation. While CEO's pay and benefits have been increasing at rates many times the rate of inflation over the past couple of decades, the wages and benefits of the average employee have stagnated. For example, as noted in the second Whereas Clause of the Proponent's shareholder proposal, the average CEO earns in three hours what a minimum wage employee earns in an entire year. And that gap has been increasing. This (along with astronomical payments at banks) has lead to anger against excessive executive compensation both among shareholders and in the broader society.

The societal concern about excessive executive pay is well illustrated by an op-ed in today's (February 19) Wall Street Journal by John C. Vogle, the founder and ex-CEO of the Vanguard Group of mutual funds. The opening paragraph of that op-ed states:

> "Investing is an act of faith." So I wrote in 1999, the very first sentence of my book, "Common Sense on Mutual Funds." But as 2009 ended, writing in the updated 10th anniversary edition after the passage of this turbulent decade, I concluded that "the faith of investors has been betrayed."

Mr. Vogle goes on to list the five shortcomings that in recent decades have served to undermine our financial markets, and thus the underpinnings of our capitalist system. The fifth of these shortcomings, which he called "aberrations in capitalism", he described as follows:

> Five, absent the check of their institutional owners, corporations pushed executive compensation to unprecedented heights. From 42 times the average worker's salary in 1980, the compensation of the typical chief executive of a U.S. corporation now approaches a staggering 400 times the average worker's salary. Despite the collapse in corporate earnings during the recent financial crisis, there are few signs that executive compensation has been significantly affected.

Aberration number five is the target of the Proponent's shareholder proposal.

RULE 14a-8(i)(7)

The proposal raises a significant policy issue that precludes its exclusion on ordinary business grounds.

We are surprised that Allstate has argued that the proposal is excludable because it deals with the ordinary business operations of the Company. In so doing Allstate ignores not only the legal rule that proposals which raise significant policy issues are nevertheless not excludable under Rule 14a-8(i)(7), but it also fails to note that the Staff has ruled that virtually identical shareholder proposals are not excludable under the "ordinary business" rubric for the simple reason that they, in fact, raise significant policy issues.

The Commission has stated that the "ordinary business" exclusion of Rule 14a-8(i)(7) is inapplicable if the proposal raises an important social policy issue. See Release 34-40018 (May 21, 1998) (the (1998 Release") (proposals that relate to ordinary business matters but that focus on "sufficiently significant policy issues . . . would not be considered excludable, because the proposals would transcend the day to day business matters . . . ."). We doubt that anyone would seriously contend that a shareholder proposal that raises the issue of possible excessive executive compensation fails to meet this standard. The Proponent's shareholder proposal raises this precise issue with respect to the executive compensation policies at Allstate.

Applying the 1998 Release standard, the Staff has long since consistently and uniformly held that shareholder proposals on "pay disparity", which ask the registrant to report on the relationship of the compensation of its named executive officers to the compensation of its average or lowest paid employees, raise a significant policy issue. For example, in *AOL Time Warner Inc* (February 28, 2003) the shareholder proposal requested the registrant to prepare a report "comparing the total compensation of the company's top executives and its lowest paid workers" (wording virtually identical to the first item of information requested in the Proponent's shareholder proposal) as well as information on "any changes in the relative percentage size of the gap between the two groups [and] the rationale justifying any such percentage change" (virtually identical to the second item of information requested in the Proponent's shareholder proposal). The *Time Warner* proposal also requested that the report address "whether our top executives' compensation packages (including options, benefits, perks, loans and retirement agreements) are 'excessive' and should be changed". This is virtually identical to the third item of information requested in the Proponent's shareholder proposal with the sole exception that the "health care" benefit is one of the specifically enumerated aspects of the compensation package, rather than being included under the general catch all of "benefits". Finally the *Time Warner* proposal requested a report on "any recommendations to adjust the pay to more reasonable and justifiable levels", a request comparable to the Proponent's request that the company assess whether the comparisons called for "invite changes in executive compensation . . . to more reasonable and justifiable levels . . . with greater equity as the goal". The only differences are that in the fourth item health benefits are specifically referenced and the goal of greater equity is made explicit rather than remaining implicit. In response to the *Time Warner* no-action letter request, the Staff rejected that registrant's contention that the proposal implicated the company's compensation policies for its general work force and instead held that it was a proposal dealing with executive compensation and therefore not excludable by virtue of Rule 14a-8(i)(7). (Cf. Staff Legal Bulletin 14A (July 12, 2002).) *In Pfizer, Inc.* (February 28, 2003) an identical result was reached by the Staff on an identical resolution. Similarly, the Staff has concluded that differently worded pay disparity proposals do not run afoul of the ordinary business exclusion. See, e.g., *Bemis Company, Inc.* (February 26, 2007); *Wal-Mart Stores, Inc.* (March 1, 2006); (*International Paper Company* (February 27, 2004); *Citigroup, Inc.* (February 1, 1999).

The Proponent's shareholder proposal specifically includes health care among the enumerated methods of executive compensation, rather than leaving that compensation method under the catch-all of other "benefits". We fail to see how specifically enumerating that form of executive compensation in any way alters the analysis of whether the proposal is one dealing with executive compensation. Indeed, health benefits was one of the enumerated forms of executive compensation in the proposal that was the subject of the *Wal-Mart* no-action letter request cited above.

In short, both logic and precedent preclude the application of Rule 14a-8(i)(7) to the Proponent's shareholder proposal.

For the foregoing reasons, Rule 14a-8(i)(7) is inapplicable to the Proponent's shareholder proposal.

RULE 14a-8(i)(3)

The Proponent's shareholder proposal is not vague.

In recent years, most registrants have recognized the futility of arguing the applicability of Rule 14a-8(i)(7) to "pay disparity" resolutions and have instead argued the applicability of Rule 14a-8(i)(3) to such proposals, contending that they are "vague and indefinite". Such arguments have been uniformly unsuccessful. See, e.g., *General Electric Company* (January 18, 2007) (reference to "pay" without specifying whether that includes benefits, options etc not vague and indefinite); *International Paper Company* (February 27, 2004); *J.P. Morgan Chase* (March 10, 2003) (in shareholder proposal identical to the proposal in *Time Warner*, discussed above, and virtually identical to the Proponent's proposal, the reference, which is in all three proposals, to the "top executives" is not vague and indefinite, nor is reference to "total compensation"); *AOL Time Warner Inc.* (February 28, 2003) (reference to "top executives" not vague and indefinite). Nevertheless, Allstate had decided to match its futile (i)(7) argument with a futile (i)(3) argument. Specifically, the Company contends that the Proponent has failed to specify which "executives" should have their compensation compared. Obviously it is the named executive officers whose pay must be disclosed in the proxy statement.

Identical arguments were rejected by the Staff in the *J.P. Morgan* and *Time Warner* letters. The Company also argues that terms "compensation" and "benefits" are vague and indefinite. The notion that total compensation is vague was specifically rejected in *J.P. Morgan* and the term "benefits" as used by the Proponent clearly is subsumed under the phrase "total compensation" and therefore cannot represent an independent ground for vagueness. Finally, Allstate contends that the terms "excessive" and "reasonable" are vague. However, the proposal does not ask the shareholders to pass on what is reasonable or excessive. Rather, it asks the Board's Compensation Committee to opine whether it believes the compensation is excessive or should be modified to be within reasonable boundaries. Shareholders clearly understand what they would be asking the Committee to do and the Committee would clearly understand its task. Consequently, these phrases are not vague or indefinite, but rather in common parlance and readily understood. As examples that this is so, please note that Release 34-60280 (July 10, 2009), proposing new rules pertaining to Proxy Disclosure and Solicitation Enhancements, contained the word "reasonable" eleven times and the word excessive four times, while the '34 Act itself uses the word "excessive" in eight places and the words "reasonable" or "unreasonable" some eighty-four times. Similarly, a Lexis search of Titles 12 and 17 of the Code of Federal Regulation uncovers 97 uses of the word "excessive" in those rules and 1107 uses of the word "reasonable" in those rules. Consequently, the Company's argument seems unreasonable and, indeed, excessive.

For the foregoing reasons, Rule 14a-8(i)(3) is inapplicable to the Proponent's shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Benjamin E. Lumicao
Sister Julie Tydrich
Rev Michael Crosby
Laura Berry


Allstate
You're in good hands.

Benjamin E. Lumicao
Counsel
Securities and Corporate
Governance

December 22, 2009

Rule 14a-8

BY E-MAIL (shareholderproposals@sec.gov) AND OVERNIGHT DELIVERY

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
101 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Franciscan Sisters of Perpetual Adoration

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to The Allstate Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting") the proposal described below for the reasons set forth herein.

GENERAL

The Corporation received a proposal and supporting statement dated November 2, 2009, (the "Proposal"), from Franciscan Sisters of Perpetual Adoration (the "Proponent") for inclusion in the proxy materials for the 2010 Annual Meeting. The Proposal, as well as related correspondence with the Proponent, is attached hereto as **Exhibit A.** The 2010 Annual Meeting is scheduled to be held on or about May 18, 2010. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about April 1, 2010.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2010 Annual Meeting.

The Allstate Corporation
2775 Sanders Road, Suite A3, Northbrook, IL 60062 847-402-2557 blumicao@allstate.com

SUMMARY OF PROPOSAL

The Proposal asks the Corporation's compensation committee to initiate a review of our executive compensation policies and make available, upon request, a report of that review by October 1, 2010. The Proposal also requests that the committee consider including certain topics in its report. Specifically, the Proposal requests that the report address the following topics:

"1. A comparison of the total compensation package of our company's top executives and our lowest paid employees (including health care benefits and costs), in the United States in July 2000, July 2004 and July 2009.
"2. An analysis of any changes in the relative size of the gap between the two groups and an analysis and rationale justifying any such trend.
"3. An evaluation of whether our top executive compensation packages (including, options, benefits, perks, loans, health care, and retirement agreements) would be considered 'excessive' and should be modified to be kept within reasonable boundaries.
"4. An explanation of whether any such comparison of compensation packages (including health care benefits) of our highest and lowest paid workers, invites changes in executive compensation, including health care benefits for departing executives, to more reasonable and justifiable levels, and whether the Board should monitor the results of this comparison in the future -- with greater equity as the goal."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation requests that the Staff concur with its view that the Proposal may be properly omitted from the proxy materials for the 2010 Annual Meeting pursuant to Rules 14a-8(i)(7) and (i)(3). The Proposal may be excluded pursuant to:

- Rule 14a-8(i)(7) because the Proposal pertains to the Corporation's ordinary business operations; and

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

I. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters related to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) permits a company to exclude a stockholder proposal dealing with matters relating to a company's "ordinary business" operations. References in this letter to Rule 14a-8(i)(7) shall also include its predecessor, Rule 14a-8(c)(7). The Commission's release accompanying the 1998 amendments to Rule 14a-8 states that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-0018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day to day basis" that they can not be subject to direct stockholder oversight. Examples of such tasks cited by the Commission are "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Because the Proposal relates to employee compensation and benefits, the Proposal relates to the Corporation's ordinary business operations. The Staff has routinely concurred that matters relating to employee benefits are properly excludable in reliance on Rule 14a-8(i)(7). The design, maintenance, and administration of total compensation packages, including health care benefits and costs, are part of a company's ordinary business operations. In its day to day employee compensation and benefits administration, the Corporation determines both coverage options from which employees may choose, as well as applicable eligibility requirements for employees, retirees, and others. For example, in *General Motors Corp.* (avail. Mar. 24, 2005), the Staff concurred that the exclusion under Rule 14a-8(i)(7) was available to a company with respect to a stockholder proposal requesting the formation of a "directors committee to develop specific reforms for the health cost problem" because it related to "employee benefits." Here, the Proposal requests, among other things, that the Board provide a report, and consider including in the report the following:

- "An evaluation of whether our top executive compensation packages ... would be considered 'excessive' and should be modified;" and
- "[a]n explanation of whether any such comparison of compensation packages (including health care benefits) ... invites changes in executive compensation..."

The Proposal is, in this respect, very similar to the proposal in General Motors, which had a request for the "directors committee to develop specific reforms." Thus we believe that the Proposal, as with the proposal in General Motors, is excludable as relating to ordinary business matters.

In *Tribune Company* (March 6, 1991) the Staff concurred that a proposal requesting the board of directors to prepare a special report on the company's health care benefits program including a number of specified points, such as the total costs of the company's health care benefits, was excludable under Rule 14a-8(i)(7).

In *Target Corp.* (avail. Feb. 27, 2007), the proposal requested a report on "the implications of rising health care expenses and how [the company] is positioning itself to address this public policy issue without compromising the health and productivity of its workforce." The proposal, which the Staff concurred could be excluded under Rule 14a-8(i)(7) as relating to employee benefits, discussed extensively the rising cost of health care and its effect on the company's actions with respect to employee benefits. Similarly, the Proposal calls for an evaluation of whether compensation packages are "excessive" and should be modified. See also *Int'l Business Machines Corp.* (avail. Jan. 13, 2005), in which the Staff concurred in the exclusion under Rule 14a-8(i)(7) of a proposal requesting a board report on the competitive impact of rising health insurance costs, including information regarding policies that the board has adopted, or is considering, to reduce such costs; and *PepsiCo, Inc.* (avail. Mar. 7, 1991) in which the Staff concurred in the exclusion of a stockholder proposal, noting that "decisions relating to the evaluation of employee heath and welfare plans are matters involving the [c]ompany's ordinary business operations."

Total compensation packages for employees are clearly a matter of day to day business operations, in that they implicate matters of determining employee benefits, making judgments about total compensation packages based on subjective and objective measures including benchmarking across roles and across companies and industries, as well as planning benefit designs with respect to matters including cost and scope of coverages.

For these reasons, the Proposal is excludable under Rule 14a-8(i)(7) as implicating the Corporation's ordinary business operations because it relates to employee compensation and benefits.

II. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

The broad and undefined scope of the Proposal's subject matter leaves the Proposal so vague and indefinite that it may properly be excluded under Rule 14a-8(i)(3) as being in violation of Rule 14a-9. Rule 14a-8(i)(3) allows the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations. The Staff has consistently taken the position that vague and indefinite stockholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004); *Philadelphia Electric Co.* (avail. July 30, 1992). Moreover, a proposal is sufficiently vague and indefinite so as to justify an exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

The Staff has concurred on a number of occasions with the exclusion of stockholder proposals that relate to a general set of standards, principles, or criteria that lack a precise definition or ascertainable scope. In *Alaska Air Group, Inc.* (avail. Apr. 11, 2007), the Staff agreed that a proposal requesting the board of directors to amend the governing documents of the company to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" could be excluded as vague and indefinite. In its letter to the Staff, the company argued that "standards of corporate governance" is a concept that is "sweeping in its scope," thus making it impossible for the company, its board of directors or the stockholders to determine with any certainty what must be addressed in order to comply with the proposal. In *Johnson & Johnson* (avail. Feb. 7, 2003), the Staff concurred that the company could exclude as vague and indefinite a proposal requesting a report on the company's progress concerning "the Glass Ceiling Commission's business recommendations." In its letter to the Staff, the company noted that the proposal and supporting statement did not provide sufficient context and background information to allow stockholders and the company to understand the scope of the requested report. Further, in *Alcoa, Inc.* (avail. Dec. 24, 2002), the Staff concurred that the company could exclude as vague and indefinite a proposal calling for the full implementation of "human rights standards." In its letter to the Staff, the company pointed out that, although the supporting statement referenced a variety of International Labor Organization human rights goals, the reference to "standards" did not clarify for either stockholders or the company what standards were being referenced or precisely what actions were contemplated under the proposal.

The Proposal is similarly vague and indefinite in two respects: (1) the subject matter of the reports requested in the Proposal; and (2) standards or measures which the Company would need to use to provide any meaningful report as called for in the Proposal.

The Proposal is vague with respect to its subject matter because it asks for a "review of our company's executive compensation policies and ...a report of that review". Without more, it is not clear whom the Corporation should consider an "executive" for purposes of the report. For example, does this question relate only to, say, named executive officers of the Corporation under the Commission's Regulation S-K , Item 402(a)(3) (17 C.F.R. § 229.402(a)(3)), or all employees that receive more than a certain amount in cash compensation?

Similarly, it is not clear what should be considered to amount to "compensation" or "benefits" for the purposes of the report. It is not clear for example, if on-site daycare, or health and wellness facilities, or flexible time or work from home allowances made available to employees ought to be considered benefits, and if so, how these might be measured or reported on.

Lastly, because of the vague and indefinite nature of the standards and measures to be applied to the information requested by the Proponent for inclusion within the report called for in the Proposal, it is virtually impossible for the Corporation's Board, the compensation committee, and stockholders to ascertain whether or how the Corporation would be in or out of compliance with the Proposal. The Proposal requests, for example, an "evaluation of whether our top executive compensation packages ... would be considered 'excessive' and should be modified to be kept within reasonable boundaries." There is no measurement or standard available for agreement about what the terms "excessive" or "reasonable" might mean for all parties concerned.

These vagaries make it virtually inevitable that stockholders will not know what it is they are being asked to vote upon. *See New York City Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992) ("Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote."); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961)("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.")

The Proposal is vague and indefinite, in ways similar to the stockholder proposals excluded in *Alaska Air Group*, *Johnson & Johnson* and *Alcoa*. For these reasons, we believe that the Proposal is in violation of Rule 14a-9 and warrants exclusion on the basis of Rule 14a-8(i)(3)

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2010 Annual Meeting. Based on the Corporation's timetable for the 2010 Annual Meeting, a response from the Division by February 8, 2010 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 847-402-2557.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Benjamin E. Lumicao
Counsel

Copies w/ Enclosures to: Jennifer M. Hager
Sister Julie Tydrich by e-mail and overnight delivery

Exhibit A

(The Proposal and related correspondence with the Proponent)

A-1 Sister Julie Tydrich's letter of November 2, 2009 to Thomas J. Wilson, including the Proposal of the Franciscan Sisters of Perpetual Adoration.

A-2 Letter of November 4, 2009, from Nelson Shaw of Stifel Nicolaus, regarding the Franciscan Sisters of Perpetual Adoration's ownership of securities.

A-3 E-mail of November 13, 2009 from Benjamin Lumicao to Sister Julie Tydrich acknowledging receipt of the proposal and regarding eligibility information for the Franciscan Sisters of Perpetual Adoration.

A-4 FedEx shipping label and letter of November 13 sent to Sister Julie Tydrich regarding eligibility information.

A-5 Sister Julie Tydrich's letter of November 25, 2009, to Benjamin Lumicao, including an attachment from Cathy Fassel of Stifel Nicolaus regarding Franciscan Sisters of Perpetual Adoration's ownership of securities.

A-6 E-mail of December 4, 2009 from Sister Julie Tydrich to Benjamin Lumicao regarding Franciscan Sisters of Perpetual Adoration's ownership of securities.

A-7 E-mail of December 8, 2009 from Benjamin Lumicao to Sister Julie Tydrich.


Franciscan Sisters
of Perpetual Adoration

912 Market Street La Crosse, WI 54601-4782
PHONE 608-782-5610 FAX 608-782-6301
EMAIL fspa@fspa.org WEBSITE www.fspa.org

RECEIVED
NOV 03 2009
F9 DESK

November 2, 2009

Mr. Thomas J. Wilson II
Allstate Plaza
2775 Sanders Rd
Northbrook IL 60062

Dear Mr. Thomas J. Wilson II:

Franciscan Sisters of Perpetual Adoration is a shareholder in Allstate. As a faith-based organization we are concerned about the data that we see that indicates the disparity between the rich and poor in our nation and world is not being alleviated.

Because Allstate is a Fortune 500 company and identified as part of the "health care industry," we hope that it is not contributing to the disparity above in the way it determines the compensation of its top executives vis-à-vis its lowest paid employees in the U.S.A. This, compensation, of course, would include any disparities in their health care benefits. To have a great disparity would only add to the problems connected with the promotion of universal health care that is equitable and just for all citizens.

Franciscan Sisters of Perpetual Adoration s also part of the Interfaith Center on Corporate Responsibility (ICCR). For some years ICCR members have been addressing the issue of health care vis-à-vis "principles" for companies, both in the health care industry and outside. However, now we see a particular need to determine the total compensation packages of the highest and lowest paid U.S. employees of companies in the health care industry itself. Thus the enclosed.

Franciscan Sisters of Perpetual Adoration has owned for more than one year at least $2,000 of stock in Allstate. Under separate cover you will receive a letter from our custodian that, as of November 2, 2009 we have owned these shares at least one year. We will hold at least this amount through the next annual meeting which I will be attending in person or via proxy.

As Corporate Responsibility Agent of Franciscan Sisters of Perpetual Adoration , I hereby am authorized to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of Allstate shareholders. I do this filing according to Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

We look forward to a constructive conversation with you on this issue, hoping that it will lead us to believe we should be withdrawing the resolution.

Sincerely,

Sister Julie Tydrich, FSPA Treasurer/CFO

Enclosed: Shareholder Resolution on Pay Disparity

Pay Disparity

WHEREAS shareholders, the government, citizens and investors are increasingly concerned about seemingly out of control growth in compensation packages for top executives at certain U.S. corporations. Oftentimes these packages reveal a greatly increased pay gap between highest and lowest paid employees.

However "extravagant executive pay" may be, *Business Week* (09.01.08) indicates that it seems to be the norm. It stated: "Chief executive officers at companies in the Standard & Poor's 500-stock index earned more than $4,000 an hour each last year." It noted that the approximate time that an S&P 500 CEO worked 3 hours in 2007 "to earn what a minimum-wage worker earned for a full year."

Compounding this disparity, many employers have shifted a greater share of the overall health costs onto employees and their families. This makes lower-wage employees bear the burden of increased premiums, higher deductibles and out-of-pocket expenses. A McKinsey Global Institute study (April, 2009) showed that increased health benefit costs have negatively impacted lower wage employees more than higher income employees.

As shareholders concerned about all our employees, we note that executive severance packages, including continuing health care benefits, are benefits usually not available to other laid off employees.

As part of its overall compensation package, companies like Kraft have asked executives with the highest salaries to pay health care premiums up to four times that of the lowest paid workers for the same insurance.

Recently, in light of concerns about possible excessive profiteering in their industry, various health care companies have been asked to produce compensation information by House Energy and Commerce Chair Henry Waxman.

Consequently, as shareowners, we seek the following information to better understand our company's total compensation benefits (including health benefits), for executives and average employees:

> **RESOLVED:** shareholders request the Board's Compensation Committee initiate a review of our company's executive compensation policies and make available, upon request, a report of that review by October 1, 2010 (omitting confidential information and processed at a reasonable cost). We request that the Committee consider including in the report:

1. A comparison of the total compensation package of our company's top executives and our lowest paid employees (including health care benefits and costs), in the United States in July 2000, July 2004 and July 2009.
2. An analysis of any changes in the relative size of the gap between the two groups and an analysis and rationale justifying any such trend.
3. An evaluation of whether our top executive compensation packages (including, options, benefits, perks, loans, health care, and retirement agreements) would be considered "excessive" and should be modified to be kept within reasonable boundaries.
4. An explanation of whether any such comparison of compensation packages (including health care benefits) of our highest and lowest paid workers, invites changes in executive compensation, including health care benefits for departing executives, to more reasonable and justifiable levels, and whether the Board should monitor the results of this comparison in the future—with greater equity as the goal.

2010PayDisparity.10.22.09 496 words, excluding title

STIFEL
NICOLAUS

RECEIVED
NOV 05 2009
F9 DESK

November 4, 2009

Mr. Thomas J. Wilson II
Allstate Plaza
2775 Sanders Rd.
Northbrook, IL 60062

Dear Mr. Wilson:

In response to Sister Julie Tydrich's request, as of November 2, 2009, Franciscan Sisters of Perpetual Adoration has owned for more than one year at least $2,000 of common stock in Allstate Corporation.

Sincerely,



Nelson Shaw
Senior Vice President

cc: Sister Julie Tydrich

Pavich, Megan (Law)

From: Lumicao, Ben (Law)
Sent: Friday, November 13, 2009 3:50 PM
To: 'jtydrich@fspa.org'
Subject: Shareholder proposal submitted by Franciscan Sisters of Perpetual Adoration

Attachments: Tydrich Letter 111309.pdf

Dear Sister Julie Tydrich:

We received your shareholder proposal on November 3, 2009. Please see the letter attached to this message regarding the shareholder proposal of the Franciscan Sisters of Perpetual Adoration.

Regards,



Tydrich Letter
111309.pdf (83 ...

Ben Lumicao
Counsel

Securities & Corporate Governance
Allstate Insurance Company
2775 Sanders Road, Suite A3
Northbrook, IL 60062
Phone:(847) 402-2557
Fax: (847) 326-7524
blumicao@allstate.com


Allstate.
You're in good hands.

Benjamin Lumicao
Counsel
Securities and Corporate
Governance

November 13, 2009

VIA ELECTRONIC MAIL

Sister Julie Tydrich
FSPA Treasurer/CFO
Franciscan Sisters of Perpetual Adoration
912 Market Street
La Crosse, WI 54601-4782
E-mailed to: jtydrich@fspa.org

Re: Shareholder Proposal for The Allstate Corporation 2010 Proxy Statement

Dear Sister Julie Tydrich:

We received your letter dated November 2, 2009 on November 3, 2009 with the proposal of the Franciscan Sisters of Perpetual Adoration requesting that the board's Compensation Committee "initiate a review of our company's executive compensation policies and make available, upon request, a report of that review by October 1, 2010 (omitting confidential information and processed at a reasonable cost)."

We are requesting information regarding the following:

Eligibility

The Securities and Exchange Commission's rules regarding shareholder proposals include certain eligibility requirements that must be met in order for proposals to be included in a company's proxy statement.

One of those requirements, Rule 14a-8(b), states that a shareholder must provide proof of ownership of at least $2,000 in market value or 1% of Allstate's common stock for at least one year by the date of the proposal. Our records do not indicate that The Franciscan Sisters of Perpetual Adoration is a registered holder of Allstate common stock. SEC Rule 14a-8(b)(2)(i) requires that The Franciscan Sisters of Perpetual Adoration provide a written statement from the record holder of the shares verifying that as of November 3, 2009, The Franciscan Sisters of Perpetual Adoration has continuously held the requisite amount of securities for a period of at least one year. We are in receipt of a letter to Mr. Thomas J. Wilson from Mr. Nelson Shaw of Stifel Nicolaus dated November 4, 2009. While Mr. Shaw's letter states that "Franciscan Sisters of Perpetual Adoration has owned for more than one year at least $2000 of common stock in Allstate Corporation," the letter is unclear whether or not Franciscan Sisters of Perpetual Adoration is the record holder of the shares, or whether Stifel Nicolaus is the record holder of the shares on behalf of the Franciscan Sisters of Perpetual Adoration. Because of this ambiguity, Mr. Shaw's letter does not adequately support the proof of ownership eligibility requirement of Rule 14a-8(b)(2)(i) for your proposal.

Under SEC Rule 14a-8(f), your proof of ownership must be provided to us no later than 14 days from the date you receive this letter.

Please direct responses to my attention. If you should have any questions, my contact information is indicated below.

Sincerely,



Benjamin E. Lumicao


Allstate.
You're in good hands.

Benjamin Lumicao
Counsel
Securities and Corporate
Governance

November 13, 2009

VIA ELECTRONIC MAIL

Sister Julie Tydrich
FSPA Treasurer/CFO
Franciscan Sisters of Perpetual Adoration
912 Market Street
La Crosse, WI 54601-4782
E-mailed to: jtydrich@fspa.org

Re: Shareholder Proposal for The Allstate Corporation 2010 Proxy Statement

Dear Sister Julie Tydrich:

We received your letter dated November 2, 2009 on November 3, 2009 with the proposal of the Franciscan Sisters of Perpetual Adoration requesting that the board's Compensation Committee "initiate a review of our company's executive compensation policies and make available, upon request, a report of that review by October 1, 2010 (omitting confidential information and processed at a reasonable cost)."

We are requesting information regarding the following:

Eligibility

The Securities and Exchange Commission's rules regarding shareholder proposals include certain eligibility requirements that must be met in order for proposals to be included in a company's proxy statement.

One of those requirements, Rule 14a-8(b), states that a shareholder must provide proof of ownership of at least $2,000 in market value or 1% of Allstate's common stock for at least one year by the date of the proposal. Our records do not indicate that The Franciscan Sisters of Perpetual Adoration is a registered holder of Allstate common stock. SEC Rule 14a-8(b)(2)(i) requires that The Franciscan Sisters of Perpetual Adoration provide a written statement from the record holder of the shares verifying that as of November 3, 2009, The Franciscan Sisters of Perpetual Adoration has continuously held the requisite amount of securities for a period of at least one year. We are in receipt of a letter to Mr. Thomas J. Wilson from Mr. Nelson Shaw of Stifel Nicolaus dated November 4, 2009. While Mr. Shaw's letter states that "Franciscan Sisters of Perpetual Adoration has owned for more than one year at least $2000 of common stock in Allstate Corporation," the letter is unclear whether or not Franciscan Sisters of Perpetual Adoration is the record holder of the shares, or whether Stifel Nicolaus is the record holder of the shares on behalf of the Franciscan Sisters of Perpetual Adoration. Because of this ambiguity, Mr. Shaw's letter does not adequately support the proof of ownership eligibility requirement of Rule 14a-8(b)(2)(i) for your proposal.

Under SEC Rule 14a-8(f), your proof of ownership must be provided to us no later than 14 days from the date you receive this letter.

Please direct responses to my attention. If you should have any questions, my contact information is indicated below.

Sincerely,



Benjamin E. Lumicao


Franciscan Sisters
of Perpetual Adoration

912 Market Street La Crosse, WI 54601-4782
PHONE 608-782-5610 FAX 608-782-6301
EMAIL fspa@fspa.org WEBSITE www.fspa.org

November 25, 2009

VIA ELECTRONIC MAIL & Fed Ex

Allstate Insurance Company
Mr. Benjamin E. Lumicao
Counsel/Securities and Corporate Governance
2776 Sanders Road Suite A3
Northbrook IL 60062

Dear Mr. Lumicao:

Stifel Nicolaus & Company (Stifel) is the holder of Allstate shares on behalf of the Franciscan Sisters of Perpetual Adoration, Inc. (aka Franciscan Sisters, & aka FSPA) owner. Stifel has held Franciscan Sisters Allstate common stock as unencumbered shares in our street name for more than one year. Franciscan Sisters is committed to retaining ownership of at least $2,000 value of Allstate stock through the date of the company's annual or special meeting.

A statement from Stifel, our record holder of shares, accompanies this statement.

Sincerely,

Sister Julie Tydrich

Sister Julie Tydrich, FSPA
FSPA Treasurer/CFO

STIFEL
NICOLAUS

A6

RECD NOV 25 2009

November 19, 2009

Allstate Insurance Company
Mr. Benjamin E. Lumicao
Counsel/Securities and Corporate Governance
2776 Sanders Road
Suite A3
Northbrook, IL 60062

Dear Mr. Lumicao:

I am writing to you on behalf of our client, Franciscan Sisters of Perpetual Adoration Inc. ("Franciscan Sisters"). This letter is to confirm that Stifel Nicolaus & Company, Incorporated holds, on behalf of the Franciscan Sisters, at least $2,000 of value of Allstate common stock as unencumbered shares on their behalf in street name. The Franciscan Sisters have continuously held the Allstate shares for more than one year.

Please contact me at 314-342-2035 with questions.

Regards,



Cathy Fassel
Manager
Stock Record and Insurance Operations

A6

Lumicao, Ben (Law)

From: Julie Tydrich FSPA [jtydrich@fspa.org]
Sent: Friday, December 04, 2009 3:25 PM
To: Lumicao, Ben (Law)
Subject: Re: Shareholder proposal submitted by Franciscan Sisters of Perpetual Adoration

Mr. Lumicao,

Hopefully you have all of our letters together by now.

I hope you were able to reread Mr. Shaw's letter? Mr. Shaws's letter clearly stated that: "...as of November 2, 2009 Franciscan Sisters of Perpetual Adoration has owned for more than one year at least $2,000 of common stock in Allstate Corporation."

It fulfills the requirement, Rule 14a-8(b) that a shareholder most provide proof of ownership of at least $2,000 in market value or 1% of Allstate's common stock for at least one year by the date of the proposal. Mr. Shaw was as clear as he could be about FSPA being owners of the required amount of stock for the required period of time.

Further Cathy Fassell of Stifel Nicolaus clarified the relationship of Stifel as holder of record, while FSPA is owner of the stock as per your request for clarification.

In addition my own letter stated FSPAs commitment to continue owning the stock until your annual meeting date.

Going forward we expect your utmost cooperation.

Happy Advent,

On Fri, Nov 13, 2009 at 3:49 PM, Lumicao, Ben (Law) <BLUMICAO@allstate.com> wrote:

Dear Sister Julie Tydrich:

We received your shareholder proposal on November 3, 2009. Please see the letter attached to this message regarding the shareholder proposal of the Franciscan Sisters of Perpetual Adoration.

Regards,

<<Tydrich Letter 111309.pdf>>

A6

Ben Lumicao
Counsel

Securities & Corporate Governance
Allstate Insurance Company
2775 Sanders Road, Suite A3
Northbrook, IL 60062
Phone:(847) 402-2557
Fax: (847) 326-7524
blumicao@allstate.com

--

Sister Julie Tydrich
FSPA Treasurer/CFO/Dir. Finance Dept.
912 Market Street
La Crosse WI 54601

Phone: 608-791-5284 Fax:608-782-6301

A7

Lumicao, Ben (Law)

From: Lumicao, Ben (Law)
Sent: Tuesday, December 08, 2009 4:22 PM
To: 'Julie Tydrich FSPA'
Subject: RE: Shareholder proposal submitted by Franciscan Sisters of Perpetual Adoration

Dear Sister Julie:

I agree that reading both of the letters referenced in your e-mail together (Mr. Shaw's letter of November 4, 2009 and Ms. Fassell's letter dated November 19, 2009), establish that the ownership requirements of Rule 14a-8(b) have been met by FPSA.

Regards,

Ben Lumicao
Counsel

Securities & Corporate Governance
Allstate Insurance Company
2775 Sanders Road, Suite A3
Northbrook, IL 60062
Phone:(847) 402-2557
Fax: (847) 326-7524
blumicao@allstate.com

From: Julie Tydrich FSPA [mailto:jtydrich@fspa.org]
Sent: Friday, December 04, 2009 3:25 PM
To: Lumicao, Ben (Law)
Subject: Re: Shareholder proposal submitted by Franciscan Sisters of Perpetual Adoration

Mr. Lumicao,

Hopefully you have all of our letters together by now.

I hope you were able to reread Mr. Shaw's letter? Mr. Shaws's letter clearly stated that: "...as of November 2, 2009 Franciscan Sisters of Perpetual Adoration has owned for more than one year at least $2,000 of common stock in Allstate Corporation."

It fulfills the requirement, Rule 14a-8(b) that a shareholder most provide proof of ownership of at least $2,000 in market value or 1% of Allstate's common stock for at least one year by the date of the proposal. Mr. Shaw was as clear as he could be about FSPA being owners of the required amount of stock for the required period of time.

Further Cathy Fassell of Stifel Nicolaus clarified the relationship of Stifel as holder of record, while FSPA is owner of the stock as per your request for clarification.

In addition my own letter stated FSPAs commitment to continue owning the stock until your annual meeting date.

Going forward we expect your utmost cooperation.

Happy Advent,

On Fri, Nov 13, 2009 at 3:49 PM, Lumicao, Ben (Law) <BLUMICAO@allstate.com> wrote:

Dear Sister Julie Tydrich:

We received your shareholder proposal on November 3, 2009. Please see the letter attached to this message regarding the shareholder proposal of the Franciscan Sisters of Perpetual Adoration.

Regards,

<<Tydrich Letter 111309.pdf>>

Ben Lumicao
Counsel

Securities & Corporate Governance
Allstate Insurance Company
2775 Sanders Road, Suite A3
Northbrook, IL 60062
Phone:(847) 402-2557
Fax: (847) 326-7524
blumicao@allstate.com

--

Sister Julie Tydrich
FSPA Treasurer/CFO/Dir. Finance Dept.
912 Market Street
La Crosse WI 54601

Phone: 608-791-5284 Fax:608-782-6301